Advisory: Kent Hills Wind Farm begins commercial operation

CALGARY, Alberta (January 5, 2009) – TransAlta Corporation (TSX:TA; NYSE:TAC) today announced its 96-megawatt (MW), $170 million Kent Hills Wind Farm began commercial operation on December 31, 2008; on time and on budget.

Located 30 kilometres southwest of Moncton, New Brunswick, Canada, the Kent Hills Wind Farm includes 32 Vestas V90, 3 MW wind turbines. TransAlta’s renewable generation portfolio now totals 1,219 MW and includes 248 MW of wind energy, 807 MW of hydroelectric, and 164 MW of geothermal energy in California through a 50 per cent interest in CE Generation LLC. The company also has another 132 MW of wind generation under construction and scheduled to come on line in 2009 and 2010.

TransAlta is one of Canada's largest producers of wind energy and has operating facilities in Alberta and New Brunswick. In addition, TransAlta has interests in wind power development projects in these provinces, Saskatchewan and Ontario. For more information, see www.transalta.com/wind.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

 Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Jason Edworthy

Jess Nieukerk

Director, Community Development

Manager, Investor Relations

Phone:  (403) 267-4028

Phone:  1-800-387-3598 in Canada and U.S

Email: jason_edworthy@transalta.com

E-mail:  jess_nieukerk@transalta.com